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Gabriel Weinberg

CEO & Founder, DuckDuckGo. Co-author, Super Thinking. Co-author, Traction.

Greater Philadelphia Area · 307 connections · **See contact info**

 **DuckDuckGo**

 **Massachusetts Institute of...**

Articles
1,809 followers



What Taking on Google Taught Me About Startup Traction

Gabriel Weinberg
Published on LinkedIn

In 2006 I sold for millions of dollars an Internet company that I had cofounded a few years earlier. It was a strange company for many reasons, not the least of which was that we had no employees from beginning to end. I wrote every line of code and did all the accounting and customer support. The terms of the deal were such that my cofounder and I didn't have to work for the acquiring company at all. We were free to move on to other things, and we did   ...see more

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Experience

 **CEO & Founder**
DuckDuckGo
Aug 2007 – Present · 11 yrs 10 mos

Co-author
Super Thinking
May 2018 – Present · 1 yr 1 mo
Paoli, PA

Co-author
Traction
Sep 2014 – Present · 4 yrs 9 mos
Paoli, PA

Education

Massachusetts Institute of Technology
Master's Degree, Technology Policy

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Massachusetts Institute of Technology
Bachelor's Degree, Physics
1997 – 2001
Activities and Societies: Phi Beta Kappa, Sigma Pi Sigma

Skills & Endorsements

Start-ups · 26

Endorsed by **Sean Murphy and 1 other who is highly skilled at this**

Endorsed by **2 of Gabriel's colleagues at DuckDuckGo**

Business Strategy · 23

Endorsed by **2 of Gabriel's colleagues at DuckDuckGo**

Strategic Partnerships · 21

Endorsed by **2 of Gabriel's colleagues at DuckDuckGo**

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